Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 10, 2008

Catalyst appointments reflect manufacturing focal points

Richmond (BC) – Concurrent with the finalization of its acquisition of the recycled newsprint mill in Snowflake, Arizona, Catalyst Paper Corporation (TSX:CTL) is adjusting its executive portfolios to align leadership with more efficient segmentation of the company’s manufacturing operations.

Brian Baarda becomes Vice-President, Operations with responsibility for newsprint, old newspaper (ONP) procurement and recycling. Brian Johnston becomes Vice-President, Operations with responsibility for specialty paper and pulp.  Both appointments are effective immediately.

Catalyst also announced the retirement of Ron Buchhorn, Senior Vice President, Operations.  Ron joined Catalyst in an executive capacity in 2000 and was appointed to his current role in 2005.  He is credited with key contributions to building the company’s human resources capacity and to the modernization of labour agreements in support of safety, cost and efficiency measures. This position will be eliminated and the responsibilities reassigned as the new appointments take effect.

“The expanded portfolios support a management structure that is suited to the respective strengths of the Snowflake mill and our BC operations,” said President and CEO Richard Garneau.  “This positions Catalyst to fully capture the synergies of the Snowflake acquisition, and the business-wide opportunities it creates to serve our entire customer base better.”

Brian Baarda was most recently Vice President at Catalyst’s Powell River Division, and previously held managerial positions with responsibility for supply chain and operational excellence.  He brings a financial and systems focus to his new role, and will relocate to Catalyst’s Richmond head office.

Brian Johnston held posts as Vice-President, Elk Falls Division, Vice-President Technical Services, and related senior roles within Catalyst.  This included serving as Vice-President of the Powell River Division, where he led a transformation in safety approaches and union-management relations.  He will also work in the Richmond office.

Catalyst is a leading producer of mechanical printing papers, headquartered in Richmond, British Columbia, Canada.  The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility.  With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of product.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713